Exhibit 99.1

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

INDECK MAINE ENERGY, LLC

December 31, 2006 and 2005

C O N T E N T S

Page

Report of Independent Certified Public Accountants	3

Financial Statements

Balance Sheets	4

Statement of Operations and Changes in Members’ Deficit	5

Statements of Cash Flows	6

Notes to Financial Statements	7 - 18

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Members
Indeck Maine Energy, LLC

We have audited the accompanying balance sheets of Indeck Maine Energy, LLC (an Illinois limited liability company) as of December 31, 2006 and 2005, and the related statements of operations and changes in members’ deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indeck Maine Energy, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Edison, New Jersey
August 6, 2007

Indeck Maine Energy, LLC

BALANCE SHEETS

December 31,
(in thousands)

ASSETS	2006	2005

Current assets
Cash and cash equivalents	$3,685	$3,714
Trade receivables	3,831	5,473
Due from affiliates	137	-
Inventory	1,125	1,753
Prepaid expenses	39	43

Total current assets	8,817	10,983

Property, plant and equipment, net	8,808	6,577

Security deposits	2,542	2,559
Other assets	118	193

Total assets	$20,285	$20,312

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities
Accounts payable and accrued expenses	$871	$706
Due to affiliates	896	1,502
Management fees payable	800	700
Term loan payable - current portion	1,100	1,100
Note payable - current portion	48	45

Total current liabilities	3,715	4,053

Term loan payable - long-term portion	623	1,823
Note payable - long-term portion	165	213
Notes payable to members	16,301	16,301
Interest payable to members	3,135	3,403

Total liabilities	23,939	25,793

Commitments and contingencies

Total members’ deficit	(3,654)	(5,481)

Total liabilities and members’ deficit	$20,285	$20,312

The accompanying notes are an integral part of these financial statements.

Indeck Maine Energy, LLC

STATEMENTS OF OPERATIONS AND
CHANGES IN MEMBERS’ DEFICIT

Year ended December 31,
(in thousands)

	2006	2005	2004

Power generation revenue	$18,921	$21,536	$8,605
Renewable attribute revenue	14,618	12,283	6,179

Total revenues	33,539	33,819	14,784

Cost of revenues	29,921	26,870	16,542

Gross profit (loss)	3,618	6,949	(1,758)

General and administrative expenses	364	544	394

Income (loss) from operations	3,254	6,405	(2,152)

Other (expense) income
Other income	12	-	-
Interest income	342	87	9
Interest expense	(1,781)	(1,550)	(811)

Other expense, net	(1,427)	(1,463)	(802)

Net income (loss)	1,827	4,942	(2,954)

Members’ deficit, beginning	(5,481)	(10,423)	(7,469)

Members’ deficit, ending	$(3,654)	$(5,481)	$(10,423)

The accompanying notes are an integral part of these financial statements.

Indeck Maine Energy, LLC

STATEMENTS OF CASH FLOWS

Year ended December 31,
(in thousands)

	2006	2005	2004

Cash flows from operating activities
Net income (loss)	$1,827	$4,942	$(2,954)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities
Depreciation	500	324	261
Loss on disposal of vehicle	(34)	-	-
Noncash interest payable to members	1,615	1,355	683
Changes in operating assets and liabilities
Restricted cash	-	-	(2)
Trade receivables	1,642	(2,920)	(2,305)
Inventory	628	(1,422)	(271)
Prepaid expenses	4	44	(74)
Security deposits	17	(709)	(1,690)
Other assets	75	75	(268)
Accounts payable and accrued expenses	165	192	(76)
Due to/from affiliates, net	(743)	(676)	1,412
Management fees payable	100	100	100

Total adjustments	3,969	(3,637)	(2,230)

Net cash provided by (used in) operating activities	5,796	1,305	(5,184)

Cash flows from investing activities
Capital expenditures	(2,697)	(2,834)	(693)

Cash flows from financing activities
Proceeds from notes payable to members	-	4,000	4,000
Repayment of interest payable to members	(1,883)	-	-
Repayment of note payable	(45)	-	-
Repayment of term loan payable, net of restricted cash
applied of $1,777 in 2005	(1,200)	(1,300)	-
Proceeds from term loan, net of restricted cash of $1,775	-	-	4,225

Net cash (used in) provided by financing activities	(3,128)	2,700	8,225

Net (decrease) increase in cash and cash equivalents	(29)	1,171	2,348

Cash and cash equivalents, beginning of year	3,714	2,543	195

Cash and cash equivalents, end of year	$3,685	$3,714	$2,543

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$2,049	$268	$111

Supplemental disclosure of noncash investing and financing activities:
Equipment acquired under finance agreement	$-	$259	$-

The accompanying notes are an integral part of these financial statements.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF BUSINESS

Indeck Maine Energy, LLC (the “Company”) is an Illinois limited liability company formed on April 1, 1997 by Indeck Energy Services, Inc. (“IES”) for the purpose of acquiring, operating and managing two 24.5 megawatt wood-fired electric generation facilities (the “Facilities”) located in Maine.  The Facilities were acquired on June 10, 1997 and the operations will be dissolved by 2097.  On June 11, 1997, Ridgewood Maine, LLC (“Ridgewood”), which is owned equally by Ridgewood Electric Power Trust IV and Ridgewood Electric Power Trust V, purchased a 50% membership interest in the Company from IES for $14 million.

In accordance with the Operating Agreement, fiscal year allocations are to be made to the members as follows:

1.     Allocation of Profits and Losses

Profits shall be allocated to IES until the cumulative amount of profits allocated is equal to the cumulative amount of distributions made or to be made to each member pursuant to the distribution provisions of the Operating Agreement.

Second, losses, and all remaining profits shall be allocated to Ridgewood.  Also, all depreciation shall be allocated to Ridgewood.

Losses and depreciation allocated to IES in accordance with the Operating Agreement may not exceed the amount that would cause IES to have an Adjusted Capital Account Deficit, as defined, at the end of such year.  All losses and depreciation in excess of this limitation shall be allocated to Ridgewood which will not be subject to this limitation, in proportion to and to the extent of its positive Capital Account Balances, as defined.

Also, if in any fiscal year a member receives an adjustment, allocation or distribution as described in the Operating Agreement, and such allocation or distribution causes or increases an Adjusted Capital Account Deficit for such fiscal year, such member shall be allocated items of income and gain in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible.

The Operating Agreement authorizes Ridgewood, as the Tax Matters Member, to divide other allocations of profits, losses and other items of income, gain, loss and deduction among the members in any reasonable manner so as to prevent the allocations from distorting the manner in which they were intended.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE A (continued)

2.     Distributions of Net Cash Flow From Operations

First, the Company shall distribute to Ridgewood 100% of Net Cash Flow From Operations, as defined, until Ridgewood has received the full amount of any unpaid portion of Ridgewood’s Priority Return From Operations, as defined, for any preceding fiscal year.

Ridgewood’s Priority Return From Operations is an amount equal to 18% per annum of $14 million, increased by the amount of any additional contribution made by Ridgewood and reduced by the amount of distributions to Ridgewood of Net Cash Flow From Capital Events, as defined.

Second, the Company shall distribute to Ridgewood 100% of Net Cash Flow From Operations until Ridgewood has received Ridgewood’s Priority Return From Operations for the current fiscal year.  As of December 31, 2006, Ridgewood’s Priority Return From Operations is approximately $23.9 million.

Third, the Company shall distribute 100% of Net Cash Flow From Operations to IES, in accordance with its interest until it has collectively received an amount equal to the amount distributed to Ridgewood during the current fiscal year.

Fourth, the Company shall thereafter distribute any remaining balance of Net Cash Flow From Operations 25% to Ridgewood and 75% to IES, until such time as Ridgewood has received aggregate distributions equal to Ridgewood’s Initial Capital Contribution, as defined.  At such time, the distribution percentages shall be allocated 50% to Ridgewood and 50% to IES.

There were no distributions of Net Cash Flow From Operations during the years ended December 31, 2006, 2005 and 2004.

3.     Distributions of Net Cash Flow From Capital Events

The Company shall distribute Net Cash Flow From Capital Events, as defined, with 50% paid to Ridgewood and 50% paid to IES.  Net Cash Flow from Capital Events is defined as any cash received from any source other than Net Cash Flow From Operations.

There were no distributions of Net Cash Flow From Capital events during the years ended December 31, 2006, 2005 and 2004.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Company evaluates its estimates, including bad debts, recoverable value of property, plant and equipment and recordable liabilities for litigation and other contingencies.  The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

2.     Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents.  Cash balances with banks as of December 31, 2006 and 2005, exceed insured limits by approximately $3,482,000 and $3,511,000, respectively.

3.     Trade Receivables

Trade receivables are recorded at invoice price in the period in which the related revenues are earned, and do not bear interest.  No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customers.

4.     Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the actual volume sold at daily market rates through an Independent System Operator (“ISO”).  Renewable attribute revenue is derived from the sale of renewable portfolio standard attributes (“RPS Attributes”). As discussed in Note H, qualified renewable electric generation facilities produce RPS Attributes when they generate electricity.  Renewable attribute revenue is recorded in the month in which the attributes are produced, as the Company has substantially completed its obligations for entitled benefits, represented by the underlying generation of power within specific environmental requirements.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE B (continued)

5.     Inventory

Inventory, consisting of wood, is stated at the lower of cost or market value, with cost being determined using the first-in, first-out method.

6.     Impairment of Long-Lived Assets

The Company evaluates long-lived assets, such as property, plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.  The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset.  If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated discounted future cash flows.

7.     Property, Plant and Equipment

Property, plant and equipment, consisting of land, power generation facilities, equipment and construction in progress, are stated at cost.  Renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.

The Company uses the straight-line method of depreciation over the estimated useful life of the assets:

Power generation facilities	20 years
Equipment	5 years

8.     Significant Customers

During 2006, 2005 and 2004, the Company’s two largest customers accounted for 56% and 34%, 63% and 27%, and 57% and 42% of total revenues, respectively.

9.     Income Taxes

No provision is made for income taxes in the accompanying financial statements as the income or loss of the Company is passed through and included in the income tax returns of the members.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE B (continued)

 10.     New Accounting Standards and Disclosures

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements.  The Company will adopt SFAS No. 157 in the first quarter of 2008 and is still evaluating the effect, if any, on its financial position or results of operations.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases.  The Company will adopt SFAS No. 159 in the first quarter of 2008 and is still evaluating the effect, if any, on its financial position or results of operations.

NOTE C - PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2006 and 2005, property, plant and equipment at cost and accumulated depreciation were:

	2006	2005
	(in thousands)

Land	$158	$158
Power generation facilities	10,542	8,012
Equipment	211	271
Construction in progress	227	-

	11,138	8,441

Less accumulated depreciation	(2,330)	(1,864)

	$8,808	$6,577

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE C (continued)

For the years ended December 31, 2006, 2005 and 2004, the Company recorded depreciation expense of approximately $500,000, $324,000 and $261,000, respectively, which is included in cost of revenues.

NOTE D - LONG-TERM DEBT

On August 6, 2004, the Company entered into a $6,000,000 Mortgage Loan Agreement with Commerce Bank/North (“Commerce”).  Pursuant to the terms of the agreement, the Company received approximately $4,225,000 with the remaining $1,775,000 placed in a restricted reserve account with Commerce.  The loan requires the payment of interest only during the period September 1, 2004 through November 30, 2004.  Interest for this period was based on a variable rate equal to the prime rate plus 1%.  On December 1, 2004, the loan converted to a term loan bearing interest, which is payable monthly, at 6.27% per annum, which was based on the five-year treasury bill rate as of November 24, 2004 plus 275 basis points.  Monthly principal payments of $100,000 commenced on January 1, 2005 and will continue through December 1, 2009.  The loan is secured by the Company’s assets, with the exception of receivables on renewable attribute revenue.

On January 25, 2005, the Company and Commerce agreed to amend the commercial loan.  Pursuant to the amendment, the restricted reserve funds, which amounted to approximately $1,777,000 at December 31, 2004 and were part of the $6,000,000 loan, were applied to the outstanding loan balance without incurring a prepayment penalty.  As a result of this prepayment, the loan will now mature on July 1, 2008.  All other terms of the original agreement remain unchanged.

On August 28, 2006, the Company and Commerce amended the mortgage loan note and subordination agreement whereby the Company was permitted to make payments of up to $2,500,000 to its members in 2006 towards outstanding obligations.    On December 18, 2006, the Company paid approximately $1,883,000 of interest on the subordinated notes payable to its members and paid approximately $617,000 to Ridgewood Power Management LLC (“Ridgewood Management”) for reimbursement of working capital advances.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE D (continued)

Following is a summary of term loan payable as of December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005
	(in thousands)

Term loan payable	$1,723	$2,923
Less current portion	(1,100)	(1,100)

Total long-term portion	$623	$1,823

Remaining scheduled repayments of term loan payable as of December 31, 2006 are as follows:

Year ended December 31,	(in thousands)

2007	$1,100
2008	623

$1,723

In December 2005, the Company entered into an agreement to finance equipment for the West Enfield facility.  The promissory note bears interest at the rate of 6.40% per annum.  Monthly installments of approximately $5,000, including interest, commenced in January 2006 and will continue through December 2010.  The loan is collateralized by the equipment.

Following is a summary of the note payable as of December 31, 2006:

	Year ended December 31,
	2006	2005
	(in thousands)

Note payable	$213	$258
Less current portion	(48)	(45)

Total long-term portion	$165	$213

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE D (continued)

Remaining scheduled repayments of the note payable as of December 31, 2006 are as follows:

Year ended December 31,	(in thousands)

2007	$48
2008	52
2009	55
2010	58

$213

NOTE E - NOTES PAYABLE TO MEMBERS

Notes payable to members consist of the following as of December 31, 2006 and 2005:

	2006	2005
	(in thousands)

Note payable to IES; interest at 5% per annum	$4,150	$4,150
Note payable to IES; interest at 12% per annum	2,000	2,000
Note payable to IES; interest at 18% per annum	2,000	2,000
Note payable to Ridgewood; interest at 5% per annum	4,151	4,151
Note payable to Ridgewood; interest at 12% per annum	2,000	2,000
Note payable to Ridgewood; interest at 18% per annum	2,000	2,000

	$16,301	$16,301

The notes to members, which are payable on demand, are subordinate to the Commerce term loan.  Accrued interest on the notes payable to members, which is also subordinated to the term loan, is classified as interest payable to members.  As a part of the subordination agreement, the members have agreed that prior to the payment in full of the Commerce loan and termination of all obligations of Commerce, the members shall not, without prior written consent of Commerce, accelerate the maturity of all or any portion of the subordinated debt and related interest, or take any action towards collection of all or any portion of the subordinated debt or enforcement of any rights, powers or remedies under the subordinated debt documents.  On August 28, 2006, the Company and Commerce amended the mortgage loan note (see Note D) and subordination agreement whereby the Company was permitted to pay approximately $1,883,000 of interest on the subordinated notes payable to its members.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE E (continued)

Interest payable to members at December 31, 2006 and 2005 is as follows:

	December 31,
	2006	2005
	(in thousands)

IES	$1,567	$1,701
Ridgewood	1,568	1,702

	$3,135	$3,403

NOTE F - RELATED PARTY TRANSACTIONS

The Company is required to pay certain members of the board of managers a fee for management services of $100,000 per year.  Additional management fees of up to $200,000 per year may be payable contingent upon achieving positive Net Cash Flow from Operations and Capital Events, as defined, and are subordinated to Ridgewood’s Priority Return from Operations, as defined.  For the years ended December 31, 2006, 2005, and 2004, management fees of $100,000 for each of the years are included in cost of revenues.  As of December 31, 2006 and 2005, the Company has management fees payable of $800,000 and $700,000, respectively.

Under an Operating Agreement with Ridgewood Electric Power Trust IV and Ridgewood Electric Power Trust V (collectively, the “Trusts”), Ridgewood Management, an entity related to the managing shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Company.  Ridgewood Management charges the Company at its cost for these services and for the allocable amount of certain overhead items.  Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management.  During the years ended December 31, 2006, 2005 and 2004, Ridgewood Management charged the Company approximately $684,000, $486,000 and $358,000, respectively, for overhead items allocated in proportion to the amount invested in projects managed.  Ridgewood Management also charged the Company for all of the remaining direct operating and nonoperating expenses incurred during the periods.  Additionally, the Company records noninterest-bearing advances from and due to other affiliates in the ordinary course of business.  At December 31, 2006 and 2005, the Company had outstanding payables and receivables, with the following affiliates:

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE F (continued)

	Due from		Due to
	2006	2005	2006	2005
	(in thousands)

Ridgewood Management	$-	$-	$896	$1,432
Ridgewood Providence Power Partners	74	-	-	20
Ridgewood Providence Expansion	63	-	-	50

	$137	$-	$896	$1,502

NOTE G - FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2006 and 2005, the carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, management fee payable and notes payable to members approximates their fair value.  The fair value of the term loan payable, calculated using current rates for loans with similar maturities, does not differ materially from its carrying value.

NOTE H - APPROVAL OF QUALIFICATION

In 1997, Massachusetts enacted the Electric Restructuring Act of 1997 (the “Restructuring Act”).  Among other things, the Restructuring Act requires that all retail electricity suppliers in Massachusetts (i.e., those entities supplying electric energy to retail end-use customers in Massachusetts) purchase a minimum percentage of their electricity supplies from qualified new renewable generation units powered by one of several renewable fuels, such as solar, biomass or landfill.  Beginning in 2003, each such retail supplier must obtain at least one (1%) percent of its supply from qualified new renewable generation units.  Each year thereafter, the requirement increases one-half of one percentage point until 2009, when the requirement equals four (4%) percent of each retail supplier’s sales in that year.  Subsequent to 2009, the increase in the percentage requirement will be determined and set by the Massachusetts Division of Energy Resources (“DOER”).

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE H (continued)

On July 8, 2002, the Company received a “Statement of Qualification” from the DOER pursuant to the renewable portfolio standards (“RPS”) adopted by Massachusetts.  Since the Company has been qualified, it may sell to retail electric suppliers the RPS Attributes associated with its electrical energy.  Retail electric suppliers need to purchase RPS Attributes associated with renewable energy and not necessarily the energy itself.  Thus, electrical energy and RPS Attributes are separable products and need not be sold or purchased as a bundled product.  Retail electric suppliers in Massachusetts will then use the purchase of such RPS Attributes to demonstrate compliance with the Restructuring Act and RPS Regulations.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company and several of its affiliates have an agreement with a power marketer for which they are committed to sell RPS Attributes derived from their electric generation.  The agreement provides such power marketer with six separate annual options to purchase such attributes from 2004 through 2009 at fixed prices, as defined.  If the Company and its affiliates fail to supply the required number of attributes, penalties may be imposed.  In accordance with the terms of the agreement, if the power marketer elects to exercise an annual option and the Company and its affiliates produce no attributes for such option year, the Company and its affiliates face a maximum penalty, which is adjusted annually for the change in the consumer price index, among other things, of approximately $3,283,000, measured using current factors, for that option year and any other year in which an option has been exercised and no attributes have been produced.  Pursuant to the agreement, the Company is liable for 70% of the total penalty, but may be liable up to 100% in the event of the default of its affiliates.  In the fourth quarters of 2006 and 2005, the power marketer notified the Company and its affiliates that it has elected to purchase the output for 2007 and 2006, respectively, as specified in the agreement.  In 2006 and 2005, the Company satisfied and delivered the renewable attributes as prescribed in the agreement and, therefore, no penalties were incurred.

As part of the agreement, the Company has assigned and pledged its receivables from renewable attribute revenue to the power marketer as well as deposited $2,175,000 (included in security deposits in the financial statements) with the power marketer.  In addition, the Company’s affiliates have deposited $825,000 with the power marketer for a total deposit of $3,000,000 as of December 31, 2006.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE I (continued)

The Company is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record additional litigation expense.

NOTE J - SUBSEQUENT EVENT

In July 2007, the Company entered into an agreement (“Agreement”) with a private utility located in Maine (“Utility”), to deliver power at fixed prices beginning September 1, 2007 through February 29, 2008.  The pricing under the Agreement provides for escalating prices over its term, which exceeds current spot market pricing.  In the event that power demands from the Utility exceed the Company’s ability to produce, the Company would be required to purchase power on the open market and such prices could exceed the rate charged to the Utility under the Agreement.  Management believes the likelihood of the Company incurring a material negative impact under this contract is remote.  In connection with the Agreement, Ridgewood Renewable Power supplied a letter of credit for $960,000 on behalf of the Company.